INDIANA MICHIGAN POWER COMPANY
                         RIVER TRANSPORTATION DIVISION
                       QUARTERLY REPORT PER REQUIREMENTS
                    OF HOLDING COMPANY ACT RELEASE NO. 24039
               BY MONTH, FOR THE QUARTER ENDED DECEMBER 31, 1995





                                    CONTENTS


                                                                   Page

Summary of Billings                                                 1
Rate of Return on Investment                                        2
Annual Tonnage and Equipment Usage                                  3
Comparison of Barging Rates                                         4

                                                  INDIANA MICHIGAN POWER COMPANY
                                                  RIVER TRANSPORTATION DIVISION
                                                       SUMMARY OF BILLINGS
                                        BY MONTH, FOR THE QUARTER ENDED December 31, 1995
                                            October  1995                    November 1995                    December 1995
                                  ------------------------------   ------------------------------   ------------------------------
                                     Tons      Fee      Amount        Tons      Fee      Amount        Tons      Fee      Amount
                                            (per  ton)  (000)                (per  ton)  (000)                (per  ton)  (000)
                                   --------  --------  --------     --------  --------  --------     --------  --------  --------
BARGING SERVICE BILLINGS TO AFFILIATES:

  Appalachian Power Company and
  Ohio Power Company:
    Sporn Plant                     253,550     $3.23      $819      220,336     $3.27      $722      213,768     $3.05      $653
    Amos Plant                        6,478     $1.08         7       22,543     $1.08        24        5,776     $1.33         8
                                  ---------           ---------    ---------           ---------    ---------           ---------
      Total                         260,028                $826      242,879                $746      219,544                $661
                                  =========           =========    =========           =========    =========           =========

  Appalachian Power Company:
    Mountaineer Plant                98,970     $1.53      $152       47,472     $1.66       $79      127,744     $1.72      $220
    Kanawha River Plant               5,680     $0.66         4        9,985     $0.65         6       35,272     $0.66        23
                                  ---------           ---------    ---------           ---------    ---------           ---------
      Total                         104,650                $156       57,457                 $85      163,016                $243
                                  =========           =========    =========           =========    =========           =========

  Indiana Michigan Power Company:
    Tanners Creek                    29,150     $4.99      $145       70,383     $5.00      $352       92,891     $3.67      $341
                                  =========           =========    =========           =========    =========           =========

  Indiana Michigan Power Company
  and AEP Generating Company:
    Rockport Plant                1,037,779     $1.67    $1,733      978,242     $1.67    $1,634      942,336     $1.67    $1,573
                                  =========           =========    =========           =========    =========           =========

  Ohio Power Company:
    Cardinal Plant (Unit 1)         131,687     $0.63       $83      157,464     $0.62       $98       87,144     $0.61       $53
    Gavin Plant                       5,104     $0.57         3        6,542     $0.57         4       14,459     $1.31        19
    Mitchell Plant                    9,607     $3.37        32       52,791     $3.95       208       88,703     $3.93       349
    Muskingum River Plant            18,425     $1.32        24        9,475     $1.41        13            -          -         -
                                  ---------           ---------    ---------           ---------    ---------           ---------
      Total                         164,823                $142      226,272                $323      190,306                $421
                                  =========           =========    =========           =========    =========           =========

BARGING SERVICE BILLINGS TO
 UNAFFILIATED COMPANIES:

  Buckeye Power Company:
    Cardinal Plant (Units 2 & 3)    143,425     $2.50      $359      107,433     $2.63      $282       94,615     $2.53      $239
                                  =========           =========    =========           =========    =========           =========

  Other Coal                        145,356     $2.11      $306      174,884     $2.10      $368      112,847     $2.00      $226
                                  =========           =========    =========           =========    =========           =========

  Other                               2,783                 $49        8,640                 $41       16,330                 $15
                                  =========           =========    =========           =========    =========           =========

                            INDIANA MICHIGAN POWER COMPANY
                            RIVER TRANSPORTATION DIVISION
                             RATE OF RETURN ON INVESTMENT
                                                                            AFTER-TAX
                                                                            WEIGHTED
                    @12/31/95           PERCENT           EFFECTIVE         RATE OF
COMPONENT             (000)             OF TOTAL          COST              RETURN
---------           -----------         ---------         ---------         ----------

Long-term Debt        $851,938 (a)         41.59%             7.55%(c)           3.14%

Preferred Stock        187,000              9.13%             6.34%(c)           0.58%

Common Stock         1,009,494 (b)         49.28%            12.00%(d)           5.91%
                    -----------         ---------                           ----------
                    $2,048,432            100.00%                                9.63%*
                    ===========         =========                           ==========


 (a) Long-term debt is net of unamortized debt expense and the unamortized loss on reacquired debt and excludes the liability for spent nuclear fuel disposal costs.

 (b) Common equity excludes undistributed subsidiary earnings.

 (c) Embedded cost at 12/31/95.

 (d) The rate ordered by the IURC in I&M's 1993 retail rate proceeding.

  * Rate will be applied for billing purposes to the twelve months months period commencing April 1, 1996


                            INDIANA MICHIGAN POWER COMPANY
                            RIVER TRANSPORTATION DIVISION
                          ANNUAL TONNAGE AND EQUIPMENT USAG
                    FOR THE TWELVE MONTHS ENDING DECEMBER 3
                                         TON
                                    --------------
ANNUAL TONNAGE
--------------
   AFFILIATED                          18,709,925
   UNAFFILIATED                         2,734,679
                                    --------------
      TOTAL                            21,444,604
                                    ==============


EQUIPMENT USAGE                     ADJUSTED TON MILES
---------------                     --------------
   AFFILIATED                       6,881,191,352
   UNAFFILIATED                     1,170,267,322
                                    --------------
      TOTAL                         8,051,458,674
                                    ==============



                        INDIANA MICHIGAN POWER COMPANY
                         RIVER TRANSPORTATION DIVISION
                          COMPARISON OF BARGING RATES

        YEAR          I&M RTD      COMPANY A    COMPANY B    COMPANY C
               1996  $35,796,469  $44,445,259  $37,119,535  $40,658,912
               1997  $36,629,791  $45,989,600  $38,027,649  $41,640,992
               1998  $38,056,759  $47,657,705  $38,934,577  $42,610,364
               1999  $39,850,648  $49,361,405  $39,940,613  $43,633,272
               2000  $41,368,869  $51,101,015  $40,969,991  $44,754,225
                    ------------ ------------ ------------ ------------
       TOTAL        $191,702,536 $238,554,984 $194,992,365 $213,297,765
                    ============ ============ ============ ============


PROPOSAL FOR FIVE YEAR RATE COMARISON

    It is proposed that in the future the Company conduct a rate comparison (similar to the type reported in this Rule 24 filing) every five years, and that the Company would provide such comparison with the applicable Rule 24 filing.
    In 1995, AEP Fuel Supply Division (FSD) issued a bid solicitation to ten commercial barge carriers to provide barges and barge towing service to transport all the river origin coal to AEP System operated plants. Coal and transportation trade publications also announced the bid solicitation to the public. Three of the ten commercial carriers solicited submitted proposals. There were no unsolicited bids received. FSD and RTD spent hundreds of man-hours developing the bid solicitation and evaluating the bids that were received. Based on the burdensome effort required by FSD and RTD personnel to solicit and evaluate bids received, and the limited response that was received from the commercial barging industry, FSD proposes that the biennial barge rate solicitation requirement be converted to a five-year solicitation requirement. A five-year review would still provide cost accountability, encourage efficient operations and produce valid competitive bid analysis.